

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 24, 2009

Via U S Mail and FAX [(408) 943-6822]

T. J. Rodgers
President and Chief Executive Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, California 95134

> **Re:**   **Cypress Semiconductor Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed on February 26, 2009**
> **File No. 001-10079**

Dear Mr. Rodgers:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 28, 2008

Item 1. Business, page 4

Customers, Sales and Marketing, page 13

1.   We note your disclosure that two distributors each accounted for more than 10% of your total revenues for fiscal 2008. In your future filings, please disclose the name of any customer and its relationship, if any, with you or any of your subsidiaries if sales to the customer are made in an aggregate amount equal to 10 percent or more of your net sales and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Restructuring, page 41

2.   We see the significant restructuring charge recorded in 2008 and the additional charge in the first quarter of 2009. In future filings please disclose the expected effects on future earnings and cash flows resulting from the restructurings (for example, reduced depreciation, reduced employee expense, etc.) and disclose the initial period in which those effects are expected to be realized. In this regard, please also indicate whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues and identify the income statement line items to be impacted (for example, cost of sales; marketing; selling, general and administrative expenses; etc.). In later periods if actual savings anticipated by the restructurings are not achieved as expected or are achieved in periods other than as expected, please describe that outcome, its reasons, and its likely effects on future operating results and liquidity. Refer to SAB Topic 5-P.

Item 8. Financial Statements

Note 1 Description of Business and Summary of Significant Accounting Policies, page 71
-- Revenue Recognition, page 73

3.   We note that because of price protection, stock rotation and other allowances you grant to certain distributors you defer revenues on sales made to those distributors until the

distributor sells products to end customers. We note that you defer the revenues and related costs for product shipped to these distributors on the balance sheet as "deferred revenues less cost of revenues." In future filings please disclose:

- The significant terms of your sales arrangements with distributors including: a brief summary of the price protection, stock rotation and other allowances you grant them; the situations under which the distributors may exercise those rights; whether returns, price discounts and other allowances are capped to a certain percentage of sales price or margins; and whether any of your arrangements with distributors would allow or require you to grant price discounts below the cost of the product. Please specifically describe the uncertainties leading to the deferral of revenues and costs until sell-through.

- Your policies for testing and accounting for the impairment of the deferred cost of sale or the inventory still held by distributors which may be returned to you or on which you may have to provide discounts.

- Please revise MD&A in future filings to (1) disclose the amounts of gross deferred revenues and gross deferred costs of sales presented in the "deferred revenues less cost of revenues" caption of your balance sheet as of the end of each reported period and (2) include a discussion of the changes in the gross balances in each reported period, highlighting the impact on current and future results, liquidity or capital resources. Discuss the impact of the pricing and return uncertainties on each reported period. Quantify and discuss the reasons for any material impairment of deferred costs of sales. Your discussion could also include a roll-forward of your deferred income on shipments to distributors liability account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

Note 19 Segment, Geographic and Customer Information, page 112

4.   In future filings please provide a measure of segment assets and the reconciliation of segment assets to total consolidated assets as specified in paragraphs 27 and 32(c) of SFAS 131. Alternatively, tell us why you believe this information is not required by SFAS 131.

Item 9A. Controls and Procedures, page 117

Evaluation of Disclosure Controls and Procedures, page 117

5.   Given the last two sentences of the first paragraph in this Item and your "subject to the foregoing" qualification in the last sentence of the last paragraph of this Item, it is unclear whether your disclosure controls and procedures are effective. Please tell us whether management concluded that your disclosure controls and procedures are effective. Also, in your applicable future filings, please present management's conclusions regarding the effectiveness of your disclosure controls and procedures clearly and unequivocally.

Item 11. Executive Compensation, page 119

6.   The Compensation Discussion and Analysis section should be a narrative at the beginning of your compensation disclosure, putting into perspective the tables that follow. Your current format includes director compensation disclosure between your Compensation Discussion and Analysis and the required compensation tables for your named executive officers. Please revise your future filings, as applicable, so that your Compensation Discussion and Analysis immediately precedes these tables.

Item 12. Security Ownership . . ., page 119

7.   We refer to your disclosure on page 23 of the proxy statement that has been incorporated by reference. Please show us why the number of shares beneficially owned by T.J. Rodgers decreased from the number of shares reported as beneficially owned by him in the Schedule 13D/A referenced in footnote 16 to your table as compared to the number of shares beneficially owned by Mr. Rodgers' held as of the Record Date. If the decrease is the result of dispositions by Mr. Rodgers subsequent to the date on which he filed the Schedule 13D/A, please tell us the dates on which those dispositions occurred and where any related reports under Section 16 of the Securities Exchange Act have been filed.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Gary R. Todd
Reviewing Accountant